Filed by LIV Capital Acquisition Corp.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: LIV Capital Acquisition Corp.

Commission File No. 001-39157

Date: July 26, 2021

This filing relates to the proposed business combination involving LIV Capital Acquisition Corp. (“LIVK”) and AgileThought, Inc. (“AgileThought”), pursuant to the terms of that certain Agreement and Plan of Merger, dated as of May 9, 2021.

On July 7, 2021, Seeking Alpha published an interview with Manuel Senderos, the CEO of AgileThought, on its website, SeekingAlpha.com. A copy of the transcript of this interview is set forth below.

C O R P O R A T E P A R T I C I P A N T S

Jesse Redmond, Host, Seeking Alpha

Manuel Senderos, Chief Executive Officer, AgileThought

P R E S E N T A T I O N

Female Speaker

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Jesse Redmond

…the Seeking Alpha CEO interviews. I’m your host, Jesse Redmond. Today I’m joined by Manuel Senderos, CEO of AgileThought. Manuel, thank you for joining us.

Manuel Senderos

Hey Jesse, very good to meet you and happy to be here.

Jesse Redmond

Let’s start out big picture. How would you describe your business to somebody that doesn’t know what AgileThought does?

Manuel Senderos

Sure. What we basically do is we help the really large enterprise in making that shift from the brick-and-mortar business model into the digital business model. It is a big trend, companies having to compete with digitally-borne newcomers that are competing against them.

For them to really shift, it requires a lot of investment, it requires a lot of vision, so we help them both from a strategic consulting point of view in imagining how they would actually become digital, then we help them build those digital assets or applications. Then, as we continue to work with them, we help them run them, so really a full lifecycle service for those large enterprises.

Jesse Redmond

Of those components you talked about, which is the largest component of the business?

Manuel Senderos

The largest component is building custom applications, custom software applications. We build that in a very modern way, what we call next-generation, so we only use the most up-to-date technologies, native on the cloud, and we use what’s called in the industry, “agile development”, which is really a very collaborative way of working with your client and iterating every time that you deliver a piece of software or a new feature, you iterate and you improve that over time with sprints that are typically between one or two weeks. Sprints, where you’re constantly enhancing the software you’re delivering, and it’s a very continuous process.

Jesse Redmond

When you’re speaking about applications, are these things that are more desktop, things that are more designed for mobile devices, or span the whole gamut?

Manuel Senderos

Yes, nowadays it has to be multi-channel or omnichannel, it has to be in the whole gamut. But obviously, more of it is mobile, more and more people, I think, doing things on their phone and their iPad, so a lot of it is mobile. It’s really about helping the end user having a great experience as they’re using the application, for whatever reason they are, and avoiding at all costs the user having to actually touch a physical store, branch or whatever other forms that the company used to have. It’s really making the whole experience digital, and making that experience very, very intuitive and very easy to manage for the end user.

Jesse Redmond

In terms of the agile, I don’t know if you call it development cycle or what the correct term is for it, I know that’s something that’s fairly widely used in the software industry. Is this something that—are you doing anything unique relative to agile development; were you early on in that, or how would you frame how the agile process is used?

Manuel Senderos

Yes, so it’s not an easy process to initiate, it’s actually a big cultural change for customers. We help customers getting to that agile framework and that agile culture and mindset. Many times, it involves taking some of the customers outside of their typical working environment in order to get into that format.

Agile is a lot about collaboration. It’s about rapid innovation and rapid feedback loops.

Jesse Redmond

What does your typical customer look like? Are these very large organizations? Can you describe geographically where they might be based and just frame who it is that you’re working with?

Manuel Senderos

Absolutely. Our ideal client profile is a really large organization, be it the global banks, the global health care providers or payors, global retailers, all of those that are really committed to investing in digital transformation for the long-term, meaning that their business model really needs to be changed and really needs to be re-imagined for the digital world. They are very long-term relationships; we typically have between 10 and 15 years’ relationship with our customers, because these endeavors are not a one and done. It’s really ongoing, about improving their digital presence.

In terms of geography, our main focus is on the U.S.; 70% or 67% of the revenue comes from the U.S., the rest comes from Latin America. But it’s the same businesses as U.S. global accounts that we serve throughout the Americas, from the U.S., Mexico, Argentina, Brazil, etc.

One of the key factors here is that we—there’s so much scarcity of talent for doing this type of applications for software development, especially in the U.S. We augment our delivery capacity with people in Latin America in a nearshore fashion. We’re able to have teams of Latin American individuals working via remote workplaces into U.S. clients and delivering software in an agile format. Because we are all in the same time zone, that actually enables that, that we can scale it and it becomes as productive as having people on-site with a client.

Jesse Redmond

Help investors understand in a little bit more detail, could you give me an example of one of your clients and the type of work that you’re doing for them or have done for them? Feel free to withhold the name, but just give an example of, “It’s a bank and this is the type of application, maybe, we built for them”?

Manuel Senderos

Absolutely. In the case of banks which is one of our largest industries, we have many of the large global banks. It is about imagining you’re a new potential customer for the client, for the bank. You downloaded the app and you want to have 100% of the relationship in a digital way. You’re going to have to be able to open your online account directly in your mobile app, scan your face, facial recognition, scan your ID, have the system check the validity of your ID in the background, scan your address, any other document that needs to be done in order to open the initial account. In many cases, even having a video call if it’s required within the app, with an executive of the bank on the other side in order to close the formalization of the account, but having the whole experience being digital.

Let’s say that you have the capacity of opening a new account in 15 minutes. That’s what a millennial is actually expecting. If it doesn’t work as easy and as straightforward, the individual is actually going to delete the app and that bank is not going to get a second chance. You’ve got one chance of getting it right. That’s one piece when we’re talking about financial sector.

There’s other pieces, when I talk about retail for example, we work a lot with AI. We have a big Data Sciences group that helps retailers make sense of all the data that they get from both their online stores and their brick-and-mortar stores. A lot of data that’s coming in, and only a machine is really capable of reading through that large amount of data and getting the causalities behind different behaviors, getting into trends, understanding trends, combining that data with external data, let’s say even climate, political environment, news going around near a certain region. All of that gets combined and then gives the company information that is very valuable for them to manage even their inventory levels, restocking, price points. There’s a lot of information that’s valuable for them to improve their business.

Jesse Redmond

Who are your closest competitors in this space?

Manuel Senderos

The typical competitor was, the last 20 years, the Asian offshoring companies, which were working on the traditional model of doing software development in what we call a waterfall, which is basically doing large pieces of software offshore at the lowest cost possible and then bringing them back six months later or a year later. That model has basically shifted. The customer now wants the agile model, which is two-week sprints, very rapid feedback lifecycles.

We compete against those offshoring companies in the form that we can do agile in the same time zone, but also have the ability to scale that up, because we use a talent pool of all of the Latin American companies to be able to have that scale. You couldn’t be able to do that completely with U.S. talent, because the talent pool in the U.S. is probably at full employment now in terms of technologists and there’s a lot of scarcity. You need to tap into other pools of talent, and Latin America is just a fantastic example, and we’re probably on the forefront of exploring and expanding that in a real scalable way.

Jesse Redmond

It sounds like sourcing new clients is always an important challenge like it is for every business, but it also sounds like sourcing talent is very important for you as well.

Manuel Senderos

Yes. For us, it’s interesting. In every business there’s certain challenges. Here, the demand is there; I wouldn’t say it’s easy, but the demand is really out there, very, very strong. The market is a $750 billion market and growing, at 15% rates year-over-year in digital transformation, so incredible demand.

I would say the main constraints for a Company like us and our peers is about talent, and that’s where we put most of our effort, and you have to do it in a very organized way, maintaining the culture. It has to feel very good for our talent because it is this new millennials type, or even younger generations that are very specific in what environments they want to work. They want to work in challenging environments where they’re able to touch newer technologies, they’re able to be in exciting projects and exciting engagements. All of that is very important for a workforce, so we really strive to become an excellent employer for those type of individuals.

Jesse Redmond

Take for example someone like Wells Fargo. Let’s say they’re hypothetically the people you’re working with on the project might be based in San Francisco. Do you have offices around the country to service these people? Do they still prefer to have someone who actually comes physically to their office to manage their relationship, or are people happy having this all done over Zoom meetings and telephone calls these days?

Manuel Senderos

Absolutely, and I’m a very firm believer of what we call our hybrid model, which means a portion of the team is actually onshore in the U.S., client-facing. These relationships are so intertwined with a client that communication skills and cultural bridges are very, very important. Having a portion of the team being U.S.-based is critical, and then having a supplement of people from Latin America within that team is the other component, but the onshore is critical.

If you imagine a team, it’s typically a 10-person team when you’re talking about strong teams or agile teams. We’ll have two or three U.S. individuals that are client-facing, and you’ll have the rest seven individuals probably Latin America. They’re all client-facing because they all interact within the same work environment in a call like this one, all day long. But you have individuals that bridge those gaps in terms of communications, in terms of literacy, in terms of understanding what the client is actually endeavoring.

Jesse Redmond

Is it fair to say that most of the actual code being written is done in the Latin American markets as opposed to being done by developers in the U.S.?

Manuel Senderos

Yes, I would say that is fair. Most of the coding is done nearshore, some of it is done onshore. I would say a lot of the architecture is done onshore, but yes, there’s so much scarcity of talent in the U.S., we have to compete against different industries that are also looking for good engineers, the big unicorns in the U.S. that are absorbing all those talented individuals, so it is a challenge for all of us to attract talent.

Jesse Redmond

What is the labor cost difference if you were to hire somebody to write code in the States versus in Mexico, for example?

Manuel Senderos

It’s about three-to-one. I’d say it’s about three-to-one to change the cost arbitrage. That allows us to give fantastic jobs for the nearshoring team within their local environment, so their cost of living is the same, they don’t have to change their cost of living. But they have the ability of getting a very good salary, and at the same point, we have the ability to give our clients a reduced bill rate that allows them to really expand their budget and use it in a more meaningful way in different initiatives.

Jesse Redmond

When clients are comparing different choices, maybe there’s an RFP process and you’re one of the potential solutions; why do people end up choosing AgileThought? What is it about your business that people tend to often like? Is it the cost structure, is it the service, or is there another element that’s driving people to choose your business?

Manuel Senderos

Yes, the primary points of decision-making are around the industry knowledge and the technology, and the agile way of delivering the software. The industry knowledge is key, that’s why at size that we are, we have to be very disciplined. We only are in a handful of industries. The customer wants to understand that you know what their pain points are, you know what is the right path forward for them in a digital landscape that you can actually help them envision that path.

First of all, I would say industry knowledge is key. Then you demonstrate, obviously, your technical capacity and your skills, in conjunction with your agile framework. It’s those three pieces. Those are the three main decision-making points. I would say price and cost are probably the last one in our conversation when we’re talking to a client. If the client is starting the conversation with price and cost, it’s not the right client for us. The right client for us is a client that wants highest quality software delivered, highest quality of innovation, innovative environment, and the agile format, real iterative type of software development. That’s the client we want; price point comes at the latter part of the negotiation.

Jesse Redmond

Let’s jump into talking about how you make money a little bit. Can you explain at a high level the business model that you’re using to investors?

Manuel Senderos

Yes, so we are what we call a pure play digital provider, meaning that we only use the most modern type of applications to build our software. That’s one thing. But at the same time, we’re agnostic to technology. We don’t resell any licenses from any vendor, and we don’t push our customers into buying any specific technologies. We have to be proficient in most of the technology that these large corporations use, and we are, so we’re able to help them in their technology stack, but we’re not actually selling anything into them.

We don’t create any IP, or we don’t do R&D of ourselves to create specific products and software. We’re basically creating products or applications for our customers, and they are the end owners and the end users of those products. We’re trying to give them a competitive edge, so it has to be custom to them, that differentiates them from the competition. It doesn’t make sense for us to build repetitive software that’s going to give the same features to every competitor.

Jesse Redmond

In my fairly limited experience, hiring developers and having to build stuff for us, they would often bid on a project or an application or a solution that we were looking for, and that would be a more significant cost upfront, and then there was some ongoing service for the account and servicing the technology. Is that the same for your business?

Manuel Senderos

Yes. Well, what happens nowadays is that software is not one and done, meaning it’s not finished at any point, especially if it’s the core of somebody’s business. The concept here is that you’re in a continuous evolution of that software. We go into what the industry calls DevOps, which is development and operations. It’s actually flying the plane and enhancing it at the same time. We’re in that mode where the systems are productive, they’re transactioning and we are enhancing them and delivering new features as they are being run.

Fantastic examples, best-in-breed companies enhancing their systems as they run; Amazon is probably the best example. They deliver thousands of enhancements and new features every day, and other companies of the sort do the same. This is the type of environment where if you want to compete digitally, you have to be on par to that, constant evolution and getting in front of the ball with innovation to compete in the digital world.

Jesse Redmond

Is this a high margin business? Where are your margins today, and how do you think they’ll change as the business continues to scale?

Manuel Senderos

Yes, it is—I mean, everything is relatively light, but I would suggest it is high margin. Our gross margins are between mid-30s and have the chance to go up, I think. There’s a good possibility of expanding margins as you deliver higher value-added solutions. As we become even more proficient in different industries and the value perceived by our customer is greater, then obviously there is the potential of higher margin, higher prices.

I would say that there’s specific niches. To talk about AI and data sciences, the level of scarcity in that segment is so high that customers are willing to pay very good bill rates just to have a good team with them that can handle those type of situations. Those are pockets of very high margin opportunities for us.

Jesse Redmond

In terms of revenue growth, can you talk about how your revenue’s been growing over the past couple of years and where you see it going over the next few years?

Manuel Senderos

Yes, so the industry grows depending on who you read, Gartner or others, it’s close at about 15% per year, or 17% depending on who you’re reading. We should be able to grow, on par and a little bit above the market growth rate, just because of the size that we have compared to the overall market. It’s a $750 billion market, so for us to grow above market trend is very achievable. We’ve done that in the past. I think we’re very well-positioned to continue to do that in the future, just as our peers have demonstrated that they can. I think we’re performing on par with that.

I think it’s a big runway. What I see, the analysts suggest that maybe only 10% of companies have actually initiated the digital transformation. That means there’s a lot of investment to come still into the digital transformation space and a lot of runway for us, for many years, to continue to grow.

Jesse Redmond

You said only 10% have initiated—what was the term you used, the digital…

Manuel Senderos

Digital transformation, meaning a completely bricks-and-mortar business moving into digital, whichever size you want to choose, even if it’s, say, a small retail shop creating their online shop or if it’s what we are seeing now, let’s say big manufacturers that typically would go through a wholesale channel and reach the customers indirectly through wholesale. They now want to go direct to the end consumer. That means they have to build their digital presence. They have to basically set up their online store but be able to have that direct relationship in terms of service, in terms of repairs, maintenance or guarantees, whatever.

What that entails in the back end, Jesse, it’s incredible, because they have to re-imagine their inventory management, their logistics management. They have to connect that with their manufacturing system. It is a very big effort for a large company to open a new channel like a digital channel and be able to really deliver on what’s expected. You’ve got Amazon delivering things on the same day. You can’t go digital and be delivering a month from now. The customer is expecting rapid delivery; you’ve got to be able to set that up, and that’s a lot of processes that need to be digitized and enhanced and improved in order to achieve that.

Jesse Redmond

You mentioned getting about two-thirds of your revenue from the U.S. and the remainder from Latin America. I believe in Latin America, Mexico is your biggest market. Are you satisfied with this mix, and how do you see that evolving?

Manuel Senderos

I think the focus for us is the U.S. market, so all the investment we’re doing in terms of our Sales team that we’ve grown significantly over the last 18 months and will continue to grow, it’s all being done in the U.S. It’s the largest market in the world. I think our proportion of the U.S. market is going to become 85%, 95% in the coming years very easily, just because of the size of the opportunity in the U.S. market.

Jesse Redmond

Let’s jump into the recent transaction. You announced that AgileThought is going public through a SPAC sponsored by LIV Capital Acquisition Corp. The deal is expected to close in the third quarter, and the new ticker on the NASDAQ will be AGIL, A-G-I-L, and the market cap will be almost $500 million.

Can you talk a little bit about why you chose to go public as a SPAC rather than a traditional IPO?

Manuel Senderos

Absolutely. We were thinking about doing the traditional IPO last year, just as COVID started to hit the markets, and that initiative had to be postponed just because the market conditions were not there. We had some impact, as probably most companies had impact from COVID, so we delayed that. Through that, we were approached by different SPACs that wanted to find the right companies to bring public and help them in that transition, and we found LIVK to be likeminded. They understand the Latin American market as well, and we are multicultural company: U.S.-based but with a lot of people in Latin America, so it is really multicultural.

LIVK really understood that. For us, that became a clear path of becoming public that gave us more certainty in terms of execution than the traditional IPO, which sometimes is a little bit on and off depending on the market windows, depending on different circumstances that are out of your control. We thought that would be a good way to achieve it, and we’re very much on the way for that. We expect the transaction to close within the third quarter. We’re very much advanced in all the procedures there; the conditions for closing have been met, in terms of minimum cash, etc. We’re very well on the way for the SPAC-ing.

Jesse Redmond

You’ll end up with a strong cash position, over $150 million. Can you share how you intend to use these proceeds?

Manuel Senderos

Yes, so proceeds are $165 million. We intend to pay down our debt completely. We have $97 million on our balance sheet of debt, so that’ll be paid down. We’ll have some equity that was in terms of notes from our existing equity holders that’ll covert into equity. The company will be completely recapitalized, great balance sheet, completely clean balance sheet and a good cash on hand for us to continue to grow as we have.

I think it is about cleaning up the balance sheet. We’ve got into this point because we did quite a few acquisitions; we actually did 11 acquisitions in the past six years. We used private equity funds and we used debt as well, so it’s kind of the end of that phase and then coming into a new phase where we start off clean for the future.

Jesse Redmond

You mentioned the past M&A that you’ve done, and you’ve been successful acquiring businesses and integrating them. Are there any plans in the near-term, and with these proceeds to do more M&A activity, or just more cleaning up for the deals that you’ve done in the past?

Manuel Senderos

No, absolutely, it is part of our DNA. We have a vision out there that we use for our own decision-making process which is called AgileThought 5x. We endeavor to multiply the company five times every five years. We did that in the past five years and we want to do that in the next five years. A portion of that comes from organic growth, growing 20% year-over-year compounded, and then a portion of that comes through acquisitions. Acquisitions will be a big part of our story going forward, in a talking kind of fashion, which is a smaller type of acquisition. We endeavor to do the 5x Company in the next five years.

Jesse Redmond

The deal appears to have an attractive valuation, just 2.6 times 2021 sales, while the median valuation in the space is closer to seven times sales. Can you explain why the discount, and should investors see this as an opportunity?

Manuel Senderos

I think it’s definitely an opportunity, myself and my partners. We’re not selling one single stock; we think it’s a very low valuation for the potential of the Company, but it is reflective of the fact that we had a tough year from COVID last year until we’re coming out of a down year, now really trending up in the beginning of ‘21. I think that the valuation reflects that and we want the market to be able to come in at a decent price and then come with us on the journey of going higher.

Jesse Redmond

You mention COVID; that’s a good transition to jump into talking about the risks a little bit. We painted a pretty rosy picture so far, but there always are risks that go with every story. How did COVID impact the business and how does the potential recovery service may be an opportunity moving forward?

Manuel Senderos

Yes, so it did impact us through 2020, indirectly. It impacted some of our clients very directly, especially retailers and others that were impacted immediately with COVID. That impacted our revenue as a consequence. Now, what we’ve seen in most of them, or all of them, I would say, have bounced back pretty strongly in their performance, especially at the end of last year and the beginning of this one. We’ve seen their investments come back in terms of digital transformation. Actually, we’ve seen them double down, increasing their budgets in digital transformation, because I think one of the things that COVID did was really demonstrated the requirement for every business to be digital, because people working from home and not being able to go out, the only way to reach them was digitally. That really reinforced the need for those type of investments.

What we’re seeing right out of the gate in the first quarter and second quarter of this year is an unprecedented demand, just through the roof. We can’t hire fast enough to meet the demand that we’re getting in the door.

Jesse Redmond

Yes, it seems like across industries, you’re seeing more and more desire for—they’ll use an application, something as simple as going to Target, are people still going into the store as much or they prefer to use an application, do their shopping there and have it delivered, or do the curbside check-in. It seems like, although it may have been a short-term setback in terms of maybe the budgets not being there last year, that it seems, from my perspective, that more and more businesses are going to be looking for solutions that turn them more digital.

Manuel Senderos

Yes, absolutely. Obviously, the first one, the kneejerk reaction is to get scared and kind of wait and see as things played out through COVID and you guys had the election in the U.S. and all that needing to play out. But right after that, I think it’s clear to everyone that they really need to invest in digital, and we’ve seen that budgets are coming higher in ‘21 than they were in the year prior and people are now in a hurry, actually, to be delivering new features on their platforms.

Jesse Redmond

When you go to bed at night and you can’t sleep and you’re thinking about AgileThought and what might go well or what might not go well, what’s the risk that keeps you up at night?

Manuel Senderos

Yes, there’s always those black swan events that happen, as a Company, that we had some leverage on the balance sheet as we entered this black swan event. That kept me up quite a bit, because you don’t know where it’s going to end. But I’ve been an entrepreneur for 21 years; I’ve gone through many different events like this, like the 2008 Crisis and some others, so I’ve gone through it before. I know what the way out is, and I know emotionally how to manage those type of situations. I think we did a good job in managing it through the tougher times, and we’re now in a fantastic position to reap the up-trend that’s coming our way.

Jesse Redmond

I would imagine you’ve done a fair amount of media, had some conversations about the deal coming up and closing. Is there one question somebody’s asked you that stood out, any question I missed today, any great questions you can share with us?

Manuel Senderos

Yes, the people that really follow our industry and our peers, they know that the tough point here is the talent acquisition, the hiring. Being able to really demonstrate that we have the ability of hiring talent and retaining talent throughout all of the Americas, I think that’s going to be key for us going forward. I think we’ve done very good progress; I mean, we’re not a new Company. We’re a 20 year old Company, so we know how to do it, we know how to operate in those markets.

But that’s the continuous question that we have. We need the growth opportunity by hiring fast enough to that demand.

Jesse Redmond

Are you doing anything special or different in that recruiting process to try and get talent’s attention and bring them on board to Agile and not have them go to your competitors?

Manuel Senderos

Yes, I think these individuals which are the younger generation will want to work in a cool company, they want to have that startup feeling, they want to be working in the newer technologies and interesting projects. You’ve got to give them that and you’ve got to give them mobility from one engagement to the other. You can’t keep them for a very long-term, let’s say two or three years in the same projects, they’ll get bored.

There is a lot of management around the individuals, the career paths. There’s a lot of that. I think we do some sort of a good job, but I think there’s a lot of opportunity for us to improve that and become even better and more attractive for those individuals. But it’s a kind of maturation as a Company. You have to make sure some concepts and some culture items that make people feel that they belong to that company, because people want to belong, they do want to belong. You have to make it so they are really (inaudible) for belonging to these type of companies.

Jesse Redmond

Well, great. This has been fantastic, Manuel. I think investors will learn a lot from this conversation. Best of luck with getting the deal closed in the third quarter. Congratulations on the upcoming listing, and I wish you all the best moving forward.

Manuel Senderos

Thanks for the opportunity, Jesse. I really enjoyed it and I hope your audience enjoys it as well.

About AgileThought

AgileThought is a pure play leading provider of agile-first software at scale, end-to-end digital transformation and consulting services to Fortune 1000 customers with diversity across end-markets and industry verticals. For over 20 years, Fortune 1000 companies have trusted AgileThought to solve their digital challenges and optimize mission-critical systems to drive business value. AgileThought’s solution architects, developers, data scientists, engineers, transformation consultants, automation specialists, and other experts located across the United States and across Latin America deliver next-generation software solutions that accelerate the transition to digital platforms across business processes. For more information, visit https://agilethought.com/.

About LIV Capital Acquisition Corp.

LIV Capital Acquisition Corp. (“LIVK”) is a blank check company formed in 2019 for the purpose of entering into a merger, share exchange, asset acquisition, stock purchase, recapitalization, reorganization or other similar business combination with one or more businesses or entities. LIVK’s initial public offering was underwritten by EarlyBirdCapital, Inc., and its common stock, units and warrants trade on Nasdaq under the ticker symbols LIVK, LIVKU and LIVKW, respectively. More information can be found at http://livcapitalspac.mx/.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. AgileThought’s and LIVK’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, AgileThought’s and LIVK’s expectations with respect to future performance and anticipated financial impacts of the proposed business combination, the satisfaction of the closing conditions to the proposed business combination and the timing of the completion of the proposed business combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside AgileThought’s and LIVK’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive business combination agreement (the “Agreement”); (2) the outcome of any legal proceedings that may be instituted against AgileThought and LIVK following the announcement of the Agreement and the transactions contemplated therein; (3) the inability to complete the proposed business combination, including due to failure to obtain approval of the stockholders of LIVK, certain regulatory approvals or to satisfy other conditions to closing in the Agreement; (4) the occurrence of any event, change or other circumstance that could give rise to the termination of the Agreement or could otherwise cause the transaction to fail to close; (5) the impact of COVID-19 on AgileThought’s business and/or the ability of the parties to complete the proposed business combination; (6) the inability to obtain or maintain the listing of LIVK’s shares of common stock on Nasdaq following the proposed business combination; (7) the risk that the proposed business combination disrupts current plans and operations as a result of the announcement and consummation of the proposed business combination; (8) the ability to recognize the anticipated benefits of the proposed business combination, which may be affected by, among other things, competition, the ability of AgileThought to grow and manage growth profitably and retain its key employees; (9) costs related to the proposed business combination; (10) changes in applicable laws or regulations; (11) the possibility that AgileThought or LIVK may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus relating to the proposed business combination, including those under “Risk Factors” therein, and in LIVK’s other filings with the Securities and Exchange Commission (“SEC”). LIVK cautions that the foregoing list of factors is not exclusive.

Important Information About the Proposed Business Combination and Where to Find It

In connection with the proposed business combination, LIVK included a preliminary proxy statement/prospectus (the “Preliminary Proxy Statement/Prospectus”) in the registration statement on Form S-4 filed with the SEC on May 14, 2021, as amended in filings with the SEC on June 25 and July 16, 2021, and intends to file a definitive proxy statement/prospectus with the SEC. LIVK’s stockholders and other interested persons are advised to read the Preliminary Proxy Statement/Prospectus and the amendments thereto and the definitive proxy statement/propsepctus and documents incorporated by reference therein filed in connection with the proposed business combination, as these materials will contain important information about AgileThought, LIVK and the proposed business combination. When available, the definitive proxy statement/prospectus and other relevant materials for the proposed business combination will be mailed to stockholders of LIVK as of July 15, 2021, the record date for voting on the proposed business combination. Stockholders will also be able to obtain copies of the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to LIV Capital Acquisition Corp. by calling +52 (55) 1100-2470.

Participants in the Solicitation

LIVK and its directors and executive officers may be deemed participants in the solicitation of proxies from LIVK’s stockholders with respect to the business combination. A list of the names of those directors and executive officers and a description of their interests in LIVK is contained in the Preliminary Proxy Statement/Prospectus and is available free of charge at the SEC’s website at www.sec.gov, or by directing a request to LIV Capital Acquisition Corp. by calling +52 (55) 1100-2470. Additional information regarding the interests of such participants may be contained in the definitive proxy statement/prospectus for the proposed business combination when available.

AgileThought and its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders of LIVK in connection with the business combination. A list of the names of such directors and executive officers and any information regarding their interests in the proposed business combination is included in the Preliminary Proxy Statement/Prospectus for the proposed business combination.

No Offer or Solicitation

This communication shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This communication shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

For more information, press only:

Name Olga Shinkaruk

Phone +52 5518023853

Email olga.shinkaruk@agilethought.com

For more information on our services:

Website: agilethought.com